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SEC FILE NUMBER
000-27115

CUSIP NUMBER
69325Q105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
PCTEL, Inc.

Full Name of Registrant

Former Name if Applicable

471 Brighton Drive

Address of Principal Executive Office (Street and Number)
Bloomingdale, Illinois 60108

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On January 4, 2008, the registrant completed the sale of a business unit, its Mobility Software Group (MSG), to Smith Micro Software, Inc. In the transaction documents for the sale of the unit, the registrant agreed to undertake the preparation and delivery to the buyer of financial statements for the unit as an autonomous business to enable the buyer to satisfy its public disclosure reporting requirements. In addition, the registrant is required to present its financial results for MSG in its financial statements as discontinued operations for the three fiscal years 2005, 2006 and 2007. The level of activity required to accomplish these requirements and the time required for the attendant audit of the registrant’s financial statements have resulted in the need to delay the filing of the registrant’s annual report on Form 10-K for the year ended December 31, 2007 beyond the prescribed filing date. The registrant anticipates that it will be able to file its completed annual report on Form 10-K not later than March 30, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John W. Schoen, Chief Financial Officer	(630)	372-6800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant’s total revenue for the quarter ended December 31, 2007 was $19.1 million. This compares to $18.1 million of revenue in the fourth quarter 2006. Net income from continuing operations for the fourth quarter of 2007 was $9.5 million, or $0.46 per diluted share, compared to net income from continuing operations in the comparable period in 2006 of $6.4 million, or $0.29 per diluted share. Both the fourth quarter of 2007 and 2006 include one-time non-cash adjustments to the registrant’s income tax accruals and reserves of $7.9 million and $5.2 million, respectively.

     For the year ended December 31, 2007, the registrant’s total revenue was $69.9 million compared to $76.7 million in total revenue for 2006. Net income from continuing operations for 2007 was $6.1 million, compared to a net loss from continuing operations for 2006 of ($11.0 million).

     The registrant announced the sale of the Mobility Solutions Group, a business unit, on January 4, 2008, and the registrant’s financial statements have been revised to reflect the unit as a discontinued operation.

     All financial results summarized above were publicly announced on February 19, 2008.

PCTEL, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ John W. Schoen

Name: John W. Schoen
Title: Chief Financial Officer